Filed by Brooks Automation, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Helix Technology Corporation
Commission File No. 0-6866

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), by and among Brooks Automation, Inc., a Delaware corporation (“Brooks”), Helix Technology Corporation, a Delaware corporation (“Helix”), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.

The following is the text of questions and answers regarding the merger made available to Brooks employees.

BROOKS AUTOMATION / HELIX TECHNOLOGY TRANSACTION:
FREQUENTLY ASKED QUESTIONS

1.	Why are Brooks and Helix seeking to merge?

With the increasing consolidation occurring among companies in the semiconductor capital equipment sector, this combination would give the combined company the platform and opportunity to combine strategies and meld technologies to provide for accelerated growth. The two companies firmly believe this combination will allow the new company to provide offerings that afford greater value to our customers. Each company will extend its competencies in manufacturing excellence, service reach and reputation, and automation technology integration to build a dynamic and innovative new company.

2.	Why is the new company called Brooks Automation?

With Brooks being the larger company, and to focus on the true consolidation of the two organizations, management and the Boards of Directors agreed on retaining the Brooks name as the corporate entity. Helix’s strong brand names will be retained so that CTI-Cryogenics, Granville-Phillips, and Polycold will remain fixtures and marketing powerhouses to long-time Helix customers.

3.	Will senior management of the new company come from both Brooks and Helix?

It will. Brooks’ current President and CEO, Ed Grady, will retain those positions in the new company. Joe Bellini, currently head of Brooks’ Software Division, will be President and COO of a newly formed Enterprise Software Group. Brooks’ current Chief Financial Officer, Bob Woodbury, will also retain this post in the combined company. In addition, several key positions in the new company are to be staffed by current Helix management, with Jim Gentilcore running all the Hardware businesses of the combined company. The combined company’s Board of Directors is planned to include four current Helix directors, with one of these being a non-voting director emeritus designated by Helix. This is intended to provide a broad, constructive integration of management and governance.

4.	When will the merger be complete?

Each company will need to gain stockholder approval of the merger. In addition, completion of the merger is subject to regulatory review and customary closing conditions. At this stage it is our hope that the transaction will be completed in the fourth calendar quarter of 2005.

5.	What happens between now and completion of the transaction?

For the overwhelming majority of Brooks employees, it will be “business as usual.” It is extremely important during this period that we continue to deliver the same quality and value to our customers that have gained our eminent reputation in the market. While there will be some initial integration planning activities during this timeframe, these will involve only a limited number of current Brooks employees. It is important for all of us to remember that until the deal is finally closed, Brooks and Helix will continue to operate independently, and both companies will continue to pursue their respective marketing programs and other business activities exactly as before. Perhaps the easiest way to think about this is that during the interim period prior to closing, we can plan for the future of the merged company, but we cannot execute on those plans until the merger is final.

6.	Where can I get more information about Helix?

Helix is a company very familiar to many of our employees as they operate in the same semiconductor capital equipment industry as Brooks. Helix is a market leader in specialized vacuum technology used in semiconductor and other vacuum based processes and we view their products and services as highly complementary to Brooks’ existing product offerings. They serve many of the same customers as does Brooks and had revenues of almost $160M in their last fiscal year ended December 31, 2004. They are publicly traded on the NASDAQ National Market (ticker symbol: HELX) and are headquartered in Mansfield, Massachusetts, with about 680 employees and operations worldwide. Helix Web site is www.helixtechnology.com.

7.	What should I say if one of Brook’s customers, vendors or suppliers asks me about the merger?

At this early stage of the merger process, unless you are specifically authorized to do so, please do not attempt to comment or respond to questions or inquiries from our customers, suppliers or any external parties. Once again, remember that until the deal is finally closed, Brooks and Helix will continue to operate independently. Until closing we can plan, but we cannot execute on those plans or behave as if they were already in place.

8.	What if I already have dealings with Helix? Do those have to change?

No, they don’t. We are operating on a “business as usual” basis prior to closing. If you are already working with Helix as a supplier or in any sort of joint activities those can continue, but we need to be careful to observe the requirement that we not begin to behave as one company until the merger is closed. If you have any questions on this discuss them with your manager. Tom Grilk (978-262-7655) in the Law Department can help with questions.

9.	Will there be any reductions in force as a result of the Helix and Brooks combination?

One of the primary reasons for the Helix–Brooks combination is to leverage the talent, skill and experience of two high-performing organizations. With the significant strategic potential envisioned, we expect that the large majority of both company’s employees will continue to work and contribute to the new company on behalf of our customers. Invariably in a combination of two separate organizations, there will be redundant positions and some amount of job elimination will be necessary. A process is being developed to determine which positions are redundant and the procedure for selecting candidates. This will be communicated completely to employees once this process has been completed.

10.	Will there be a severance package for employees who hold positions that are eliminated?

As is both companies’ normal operating practice, any positions that are deemed redundant as a result of the combination will be eligible for a severance package, which will include certain benefits and outplacement services. These plans will be developed in the ensuing weeks and details will be provided to affected employees at the appropriate time.

11.	Will any Helix or Brooks locations be combined or closed?

At present, there are no plans to close or combine any Helix facilities with Brooks facilities. Once the merger is completed and integration activities ensue, the business case for reviewing what makes sense to integrate and combine will be looked at more closely and appropriate decisions made. Once again, there will be ongoing and timely communications regarding any decisions of this nature.

Important Additional Information to be Filed with the SEC
In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”). Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix. Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.

Participants in Solicitation
Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction.
Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding Helix’s participants is available in Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements. Statements in this document regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.
There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004 and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document